UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 30, 2008

ENTERPRISE IV CORPORATION
(Exact name of registrant as specified in its charter)

Florida	000-53365	**26-2676674**
(State or Other Jurisdiction	(Commission File	(I.R.S. Employer
of Incorporation)	Number)	Identification Number)

5976 20th Street, No177, Vero Beach, Florida 32966
(Address of principal executive offices) (zip code)

(772) 794-2804
(Registrant's telephone number, including area code)

Copies to:
McElravy, Kinchen & Associates, P.C.
13831 North West Frwy, Suite 300
Houston, TX 77040
PH: (832) 242-9950

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On October 30, 2008, the Board of Directors of Enterprise IV Corporation (the "Company"), approved an amendment and restatement of the Company's bylaws (the "Bylaws" and, as amended and restated, the "Amended Bylaws"), effective immediately.

The amendment, as approved, changes the Company's fiscal year end to December 31st in each year. The fiscal year end had previously been determined to be June 16th in each year.

In connection with the amendment to the Bylaws as described above, the Board of Directors also voted that beginning January 1, 2009, the fiscal months of the Company shall end on the last day of the calendar month and the fiscal quarters of the Company shall end on the last day of the calendar quarter.

The description of the change to the Bylaws contained in this report is qualified in its entirety by reference to the full text of the Amended Bylaws, a copy of which is attached hereto as Exhibit 3.2 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(a) Exhibits.

Exhibit No.	Description
1.2	Amended and Restated Bylaws of Enterprise IV Corporation.


SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized

ENTERPRISE IV CORPORATION

Dated: October 30, 2008

By: /s/ Robert Smith

_____

Name: Robert Smith
Title: Corporate Secretary